UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 2009
Date of Report (Date of Earliest Event Reported)
__________________________
Embotelladora Andina S.A.
(Exact name of registrant as specified in its charter)
Andina Bottling Company, Inc.
(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4
Las Condes
Santiago, Chile
(Address of principal executive office)

__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

FREE TRANSLATION

MATERIAL EVENT
CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

INTERIM DIVIDEND NO. 169

As authorized by the Regular Shareholders’ Meeting held April 14th of this year, the Board in its extraordinary meeting held December 24, 2009, resolved to distribute the following sums as interim dividend No. 169:

a)           $7.00 (seven pesos) per Series A share; and

b)           $7.70 (seven pesos and seventy cents) per Series B share.

This dividend will be paid on account of income from the 2009 fiscal year and will be available to shareholders beginning January 28, 2010.  The Shareholders’ Registry will close on January 22, 2010 for payment of this dividend.

Santiago, December 28, 2009

Jaime Cohen A.
Corporate Legal Manager
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                                      EMBOTELLADORA ANDINA S.A.

                                                      By: /s/ Osvaldo Garay
                                                      Name:   Osvaldo Garay
                                                      Title:    Chief Financial Officer

Santiago, December 29, 2009